Exhibit 99(b)

Independent Accountants' Report

The Board of Directors

HSBC Finance Corporation

We have examined management's assertion that the servicing of home equity loans owned by Household Home Equity Loan Trust 2003-1 (the loans) has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated August 28, 2003 (the Agreement) as of and for the year ended December, 31 2004. Management is responsible for the assertion. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and in compliance with the audit guide for audits of non-supervised mortgagees approved by the Department of Housing and Urban Development (to the extent that the procedures in such audit guide are applicable to the servicing obligations set forth in the Agreement), accordingly, included examining, on a test basis, evidence about HSBC Finance Corporation's compliance with the terms and conditions of the Agreement and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management's assertion that the servicing of the loans has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated August 28, 2003 as of and for the year ended December 31, 2004 is fairly stated, in all material respects.

This report is intended solely for the information and use of the addressee and is not intended to be and should not be used by anyone other than this specified party.

/s/ KPMG LLP

March 1, 2005

Management Assertion

As of and for the year ended December 31, 2004, the servicing of home equity loans owned by Household Home Equity Loan Trust 2003-1 has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sales and Servicing Agreement dated August 28, 2003.

/s/ Steve Smith Steve Smith Servicing Officer HSBC Finance Corporation March 1, 2005 Date

/s/ Joe Vozar Joe Vozar Chief Financial Officer - HSBC Finance Corporation - Consumer Lending March 1, 2005 Date	/s/ Jorge Cordon Jorge Cordon Managing Director - Operations - HSBC Finance Corporation - Consumer Lending March 1, 2005 Date